Ex-99.1

XL CAPITAL ASSURANCE INC.
AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Balance Sheets
(UNAUDITED)
(U.S. Dollars in thousands, except share and per share amounts)

	As At	As At
	March 31,	December 31,
	2004	2003

Assets

Investments:
Fixed maturities available for sale, at fair value
(amortized cost: 2004 - $249,097; 2003 - $237,589)	$255,094	$239,629
Short-term investments, at fair value
(amortized cost: 2004 - $2,478; 2003 - $8,812)	2,478	8,814

Total investments	257,572	248,443

Cash and cash equivalents	48,284	76,854
Accrued investment income	1,675	2,324
Prepaid reinsurance premium	298,366	291,530
Premiums receivable	4,138	2,712
Reinsurance balances recoverable on unpaid losses	24,783	22,998
Intangible assets - acquired licenses	11,529	11,529
Deferred Federal income tax assets	12,236	13,560
Other assets	11,586	12,703

Total assets	$670,169	$682,653

Liabilities and Shareholder's Equity

Liabilities:
Unpaid losses and loss adjustment expenses	$27,358	$25,009
Deferred premium revenue	331,873	318,547
Deferred ceding commissions, net	32,498	33,738
Reinsurance premiums payable	15,547	33,422
Accounts payable and accrued expenses	14,335	19,482
Current Federal income tax payable	6,803	6,754
Intercompany payable to affiliates	1,800	8,473

Total liabilities	430,214	445,425

Shareholder's Equity:
Common stock (par value $7,500 per share at March 31, 2004
and December 31, 2003; authorized shares - 8,000 at March 31, 2004 and December 31, 2003; issued and outstanding shares - 2,000
at March 31, 2004 and December 31, 2003)	15,000	15,000
Additional paid-in capital	239,173	239,173
Accumulated other comprehensive income (Net of deferred
Federal income tax liability of: 2004 - $2,039; 2003 - $715)	3,958	1,327
Accumulated deficit	(18,176)	(18,272)

Total shareholder's equity	239,955	237,228

Total liabilities and shareholder's equity	$670,169	$682,653

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Operations and Comprehensive Income
(UNAUDITED)
(U.S. Dollars in thousands)

	Three months ended
	March 31,

	2004	2003

Revenues
Gross premiums written	$36,947	$33,240
Ceded premiums written	(27,093)	(30,834)

Net premiums written	9,854	2,406
Change in deferred premium revenue	(6,491)	(1,282)

Net premiums earned (Net of ceded earned premium for the	3,363	1,124
three months of $20,257 in 2004 and $14,013 in 2003)
Net investment income	2,495	1,374
Net realized gains (losses) on investments	473	(62)
Net realized and unrealized gains on credit derivatives	618	260

Total revenues	6,949	2,696

Expenses
Net losses and loss adjustment expenses (net of ceded losses	564	359
and loss adjustment expenses for the three months of
$1,785 in 2004 and $4,181 in 2003)
Net operating expenses	6,239	6,347

Total expenses	6,803	6,706

Income (loss) before Federal income tax expense (benefit)	146	(4,010)

Current Federal income tax expense	50	—
Deferred Federal income tax benefit	—	(1,610)

Total Federal income tax expense (benefit)	50	(1,610)

Net income (loss)	96	(2,400)

Comprehensive Income (Loss)
Other comprehensive income (loss)	2,631	(60)

Comprehensive income (loss)	$2,727	$(2,460)

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Changes in Shareholder’s Equity
(UNAUDITED)
(U.S. Dollars in thousands, except share amounts)

	Three months ended	Year Ended
	March 31,	December 31,
	2004	2003

Common Shares
Number of shares, beginning of year	2,000	2,000

Number of shares, end of period	2,000	2,000

Common Stock
Balance - beginning of year	$15,000	$15,000

Balance- end of period	15,000	15,000

Additional Paid-In Capital
Balance - beginning of year	239,173	139,154
Capital contribution	—	100,019

Balance- end of period	239,173	239,173

Accumulated Other Comprehensive Income
Balance - beginning of year	1,327	2,812
Net change in unrealized appreciation of investments, net of
deferred Federal tax expense (benefit) of $ 1,324 in 2004 and $(847) in 2003	2,631	(1,485)

Balance- end of period	3,958	1,327

Accumulated deficit
Balance - beginning of year	(18,272)	(14,504)
Net income (loss)	96	(3,768)

Balance- end of period	(18,176)	(18,272)

Total shareholder's equity	$239,955	$237,228

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Cash Flows
(UNAUDITED)
(U.S. Dollars in thousands)

	Three months ended
	March 31,
	2004	2003

Cash flows from operating activities:
Net Income (loss)	$96	$(2,400)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Net realized (gains) losses on sale of investments	(473)	62
Net realized and unrealized (gains) losses on credit derivatives
excluding cash received and paid	(224)	64
Amortization of premium on bonds	380	201
Increase (decrease) in unpaid losses and loss adjustment expenses, net	564	(318)
Increase in deferred premium revenue, net	6,491	1,282
(Decrease) Increase in deferred ceding commissions, net	(1,240)	814
Decrease in reinsurance premiums payable	(17,875)	(868)
Increase in premiums receivable	(1,426)	(1,378)
Decrease in accrued investment income	649	171
Increase in current Federal income tax payable	49	—
Deferred Federal income tax assets	—	(1,610)
Decrease in accounts payable and accrued expenses	(5,892)	(1,758)
(Decrease) increase in intercompany payable to affiliates	(6,673)	685
Other	2,085	2

Total adjustments	(23,585)	(2,651)

Net cash used in operating activities	(23,489)	(5,051)

Cash flows from investing activities:
Proceeds from sale of fixed maturities and short-term investments	64,659	20,143
Proceeds from maturity of fixed maturities and short-term investments	—	20,154
Purchase of fixed maturities and short-term investments	(69,740)	(38,886)

Net cash (used in) provided by investing activities	(5,081)	1,411

Decrease in cash and cash equivalents	(28,570)	(3,640)

Cash and cash equivalents- beginning of year	76,854	44,714

Cash and cash equivalents- end of period	$48,284	$41,074

Taxes paid	$—	$—

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

1.  Organization and Ownership

XL Capital Assurance Inc. and subsidiary (the “Company”) is a wholly-owned subsidiary of XL Reinsurance America Inc. (“XL RE AM”), which is an indirect wholly-owned subsidiary of X.L. America, Inc. (“XLA”). XLA is an indirect wholly-owned subsidiary of XL Insurance (Bermuda) Ltd. (“XL Insurance”). XL Insurance is an indirect wholly-owned subsidiary of XL Capital Ltd. (“XL Capital”), a holding company incorporated in the Cayman Islands. XLA is XL Capital’s U.S. holding company.

The Company is an insurance company domiciled in the State of New York. The Company is engaged in the business of providing credit enhancement by writing financial guaranty insurance policies on asset-backed structured finance, essential infrastructure project finance, future flow, public finance transactions, and credit default swap obligations. The Company issued its first insurance contract in December 2000.

The Company was formed on September 13, 1999 and became licensed as a financial guaranty insurer in New York upon its merger with an affiliate, X.L. Risk Solutions, Inc. on September 30, 1999.

On February 22, 2001 XL RE AM acquired all the outstanding shares of The London Assurance of America, Inc. (“LAA”). LAA was incorporated in New York on July 25, 1991. Prior to its purchase by XL RE AM, LAA was a New York-domiciled property and casualty insurance company that was licensed in 44 states and the District of Columbia. The business previously underwritten through LAA, together with all the liabilities of LAA, was reinsured effective July 1, 2000 to an affiliate of LAA under a reinsurance assignment and assumption agreement. XL RE AM caused the Company to merge with and into LAA on the day of the acquisition (with LAA as the surviving entity) and for LAA to simultaneously change its name to XL Capital Assurance Inc.

On May 15, 2002, the Company capitalized XL Capital Assurance (U.K.) Limited, (“XLCA-UK”), an insurance company organized under the laws of England. XLCA-UK is a direct wholly owned subsidiary of the Company.

In addition to its New York headquarters and London subsidiary (which has a Madrid branch), the Company maintains branch offices domestically in California and abroad in Singapore.

2. Basis of Presentation and Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its subsidiary and are unaudited. The results include the consolidation of XLCA-UK, accounted for as a subsidiary with effect from April 24, 2002. In the opinion of management, all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the financial position, results of operations and cash flows at March 31, 2004 and for all periods presented, have been made and all significant intercompany accounts and transactions have been eliminated.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company’s December 31, 2003 consolidated financial statements and notes thereto. The accompanying condensed consolidated balance sheet as of December 31, 2003 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended March 31, 2004 and 2003 are not necessarily

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

indicative of the operating results for the full year. Certain prior period balances have been reclassified to conform with current period’s presentation.

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any such adjustments are reflected in income in the period in which the adjustments are made. The Company's principal estimates and assumptions used to determine the condensed consolidated financial statements are the calculation of loss reserves and the fair value of credit default swap instruments.

3. Credit Default Swaps

Credit default swaps are recorded at fair value which is determined using a model developed by the Company and is dependent upon a number of factors including changes in interest rates, credit spreads, changes in credit quality, expected recovery rates and other market factors. The change resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value and is included in “net realized and unrealized gains on credit derivatives”. Other elements of the change in fair value are based upon pricing established at the inception of the contract. Credit default swaps are considered by the Company to be, in substance, financial guaranty contracts as the Company has the intent to hold them to maturity.

The credit default swap portfolio consists of structured pools of corporate obligations that were awarded investment grade ratings at the respective deals’ inception. At March 31, 2004, approximately 82% of the portfolio was rated AAA with the remaining 18% allocated to other investment grade ratings. The weighted average term of the contracts in force was approximately 4.69 years, and the credit default swaps represented approximately 12% of the Company’s credit enhancement par exposure at March 31, 2004.

The components of the Company’s net credit default swap asset and liability as at March 31, 2004 and December 31, 2003 were as follows:

(U.S. Dollars in thousands):	March 31, 2004	December 31, 2003

Assets
Gross credit derivative unrealized gains	$6,520	$4,945
Reinsurance	5,809	4,424

Net assets	$711	$521

Liabilities
Gross credit derivative unrealized losses	$4,079	$4,718
Reinsurance	3,625	4,230

Net liabilities	$454	$488

The components of the Company’s net realized and unrealized gains on credit derivatives for each of the three month periods ended March 31, 2004 and 2003 are as follows:

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

(U.S. Dollars in thousands):	March 31, 2004	March 31, 2003

Net premiums earned	$394	$213
Loss reserves and other adjustments	—	111
Net fair value adjustment	224	(64)

Net realized and unrealized gains
on credit derivatives	$618	$260

4. Deferred Acquisition Costs

Certain costs incurred, primarily relating to and varying with the production of new business, have been deferred. These costs include direct and indirect expenses related to underwriting, marketing and policy issuance, rating agency fees and premium taxes, reduced by ceding commission income on premiums ceded to reinsurers. The Company considers the present value of future premiums under installment contracts written and the current value of deferred premium revenue when determining the recoverability of deferred acquisition costs (“DAC”). Deferred acquisition costs and deferred ceding commissions (“DCC”) are amortized on a straight-line basis over the average maturity of the Company’s portfolio of insured transactions. In the first quarter of 2004, the amortization period changed from five years to ten years to be consistent with the average maturity of the Company’s portfolio of insured transactions. If an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining deferred acquisition cost is recognized.

5. Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity in which either (1) the powers or rights of the equity holders do not give them sufficient decision making ability; (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties; or (3) the equity investment at risk does not absorb the expected losses or residual returns of the entity. FIN 46 requires a variable interest entity to be consolidated by the company that is subject to a majority of the risk of loss from the variable interest entity’s activities or that is entitled to receive a majority of the entity’s residual returns or both. In December 2003, FASB issued a revision to FIN 46 (“FIN 46-R”) which clarified several provisions of FIN 46, superceded the related FASB Staff Positions (FSPs), and amended the effective date and transition of the pronouncement, except for certain types of entities. The Company must apply the provisions of FIN 46-R to those variable interest entities that are not considered to be special purpose entities no later than March 31, 2004 and was required to apply the provisions of FIN 46 or FIN 46-R to those entities that are considered to be special-purpose entities as at December 31, 2003. The adoption of this standard did not have a material effect on the Company’s financial condition and results of operation.

6. Variable Interest Entities

The Company participates in transactions which utilize variable interest entities in the ordinary course of business. The Company provides financial guaranty insurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers’ ability to collect tax or fee revenue for specified services or projects, and other structured risk obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through off-balance sheet variable interest entities. In synthetic transactions, the Company guarantees payment obligations of

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

counterparties, including variable interest entities, through credit default swaps referencing asset portfolios.

The Company only provides financial guaranty insurance of these variable interest entities for fixed premiums at market rates but does not hold any equity positions or subordinated debt in these off-balance sheet arrangements. Accordingly, these variable interest entities are not consolidated.

7. Tax Sharing Agreement

The Company’s U.S. Federal income tax return is consolidated with XLA and its subsidiaries. XLA maintains a tax sharing agreement with its subsidiaries, whereby the consolidated U.S. Federal income tax liability is allocated among affiliates in the ratio that each affiliate’s separate return liability bears to the sum of the separate return liabilities of all affiliates that are members of the consolidated group. In addition, a complementary method is used which results in reimbursement by profitable affiliates to loss affiliates for tax benefits generated by loss affiliates. As at March 31, 2004 and December 31, 2003, the Company had deferred Federal income tax assets of $12,236,000 and $13,560,000, respectively. Management has concluded that the net deferred federal income tax assets are more likely than not to be realized, therefore, no valuation allowance has been provided.

8. Treaties and Agreements with Affiliates

On October 6, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty (the “Treaty”) with XL Financial Assurance Ltd. (“XLFA”), a Bermuda financial guaranty insurer, which is 86.8% owned by XL Insurance. The remaining 13.2% is owned by Financial Security Assurance Holdings Ltd., an unrelated company. The Treaty was amended and restated on June 22, 2001. Under the terms of the treaty, XLFA agrees to reinsure up to 90% of the Company’s acceptable risks. The Company is allowed up to a 30% ceding commission on premiums written ceded under the terms of the Treaty.

XL Insurance entered into a reinsurance agreement dated October 6, 1999 with the Company, that unconditionally and irrevocably guarantees the full and complete performance of all obligations of XLFA to the Company under the above described Facultative Quota Share Reinsurance Treaty. In connection with the amendment and restatement of the Treaty, XL Insurance entered into another reinsurance agreement guarantee on June 22, 2001.

The Company entered into a Facultative Master Certificate (the “XL Re Treaty”) with XL RE AM, a New York insurance corporation with administrative offices in Stamford, Connecticut and the direct parent of the Company. The XL Re Treaty is effective as of November 1, 2002. Under the terms of the XL Re Treaty, XL RE AM agrees automatically to reinsure risk assumed by the Company under financial guaranty insurance policies up to the amount necessary for the Company to comply with single risk limitations set forth in Section 6904(d) of the New York Insurance Laws. The reinsurance provided by XL RE AM may be on an excess of loss or quota share basis. The Company is allowed a 30% ceding commission on premiums written ceded under the terms of the XL Re Treaty.

The Company entered into a Surplus Maintenance Agreement dated February 20, 2001 pursuant to which XL RE AM has agreed to maintain the Company’s statutory capital and surplus of at least $75,000,000. On April 12, 2004, the New York Insurance Department approved a three- year extension of this agreement to February 20, 2007.

Effective December 31, 2003, in a one-time transaction, the Company commuted reinsurance business back from XL RE AM whereby the Company assumed business originally ceded to XL RE AM.